FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 30, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

June 30, 2006

June 30, 2006

On June 30, 2006, the Board of Directors of OAO Tatneft (the "Company")  passed, inter alia, the following resolutions:

To approve  delisting  of  ordinary  shares  and  American  depositary  receipts
("ADRs", and together with the ordinary shares, the "Securities") of the Company from the New York Stock  Exchange (the "NYSE") in accordance  with the timetable announced  by the  Company  on  June  26,  2006,  and  authorize  the  executive management  (Sh. F.  Takhautdinov)  to sign on behalf of the Company and to file documents  required  for the  delisting  with the U.S.  Securities  and Exchange
Commission (the "SEC") and the NYSE;

To approve the filing of post-effective  amendment to the Registration Statement on Form F-6 in connection  with the termination of registration of all ADRs that have been  registered  but not yet  issued by the  depositary  with the SEC.  To require  members  of the  Board of  Directors  to sign  the said  post-effective amendment to the Registration Statement on Form F-6, and authorize the executive management (Sh. F.  Takhautdinov) to sign on behalf of the Company and file with the SEC the said amendment to the Registration Statement on Form F-6;

To approve the proposed amendments to the deposit agreement with the Bank of New
York and entering into an additional deposit agreement with the Bank of New York with respect to the establishment of new deposit facility pursuant to Rule 144A, and authorize the executive  management (Sh. F.  Takhautdinov)  to negotiate the said amendments as well as the new additional deposit agreement,  and execute an agreement on amendments  to the deposit  agreement  and the  additional  deposit agreement; and

To authorize the executive management (Sh. F. Takhautdinov) to sign on behalf of the Company and to file an application  for  termination of the  registration of the  Securities  with the SEC, when it becomes  possible  pursuant to applicable
U.S. securities laws and regulations.

Forward-looking   statements:   This  announcement   contains  certain
forward-looking  statements  of OAO  Tatneft.  OAO Tatneft can give no assurance that any of the events  mentioned in such  statements  will occur,  or as to the precise timing of their occurrence.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   June 30, 2006